NEWS RELEASE
THE WORLD BANK GROUP LEASES 100% OF OFFICE SPACE AT
BROOKFIELD PROPERTIES’ 1225 CONNECTICUT AVENUE
IN WASHINGTON, DC
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Newly Redeveloped to Class A, LEED-Gold
NEW YORK, November 11, 2008 – Brookfield Properties Corporation (BPO: NYSE, TSX) announced today that the World Bank Group has signed a ten-year lease for 100% of the office space at 1225 Connecticut Avenue in Washington, D.C. totaling 227,000 square feet. The World Bank will begin to occupy the premises in the late winter/early spring of 2010.
“This long-term agreement with the World Bank is a major achievement for our U.S. operations, and another example of the enduring strength of the DC office market, especially in light of the current challenging economic climate,” said Ric Clark, president and chief executive officer of Brookfield Properties.
Brookfield Properties performed a complete renovation and redevelopment of 1225 Connecticut Avenue over the past two years, investing $32 million to transform the property into an environmentally friendly, class A asset. The building will be LEED-Gold.
“The commitment from the World Bank underscores the dynamic nature of the DC market and the strong appeal of high-quality, newly redeveloped, well-located and environmentally friendly property,” said Dennis Friedrich, president and chief operating officer of U.S. Operations at Brookfield Properties.
Paul Schulman, Brookfield’s regional executive for the Washington, DC region, spearheaded the lease negotiations for Brookfield along with Simon Carney and Eddie Trujillo. Zeke Dodson, Brian Daly and Laurie McMahon of Cassidy and Pinkard represented the World Bank Group.
The eight-story building has been completely redeveloped and modernized, with virtually all new space and superior detailing throughout. A state-of-the-art glass curtain wall, rising from the northwest corner of 18th Street, N Street and Connecticut Avenue, creates a stunning presence along one of DC’s most renowned business corridors.
Brookfield Properties owns and operates 28 commercial properties in the greater DC area, encompassing 6.6 million square feet. The company recently announced the completion of its other development project in the District, 77 K Street, an 11-story, 327,000-square-foot building located in the NoMa submarket.
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About Brookfield Properties Corporation
One of North America’s largest commercial real estate companies, Brookfield Properties owns, develops and manages premier office properties in major U.S. and Canadian cities. The portfolio is comprised of interests in 108 properties totaling 74 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company also holds interests in over 16 million square feet of high-quality, centrally located development and redevelopment properties in its major markets. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Forward-Looking Information
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties- Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by securities laws.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417–7215;
email: melissa.coley@brookfieldproperties.com